FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 26TH, 2016

WORDING ADJUSTMENT

1.         DATE, TIME AND PLACE: On January 26th, 2016, at 03:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call to order was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. The majority of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana and Yves Desjacques. Were absent for a justified reason Messrs. Jean-Charles Henri Naouri and Roberto Oliveira de Lima. Also attended the meeting Mr. Luis Emilio Moreno Sanchez.

4.         AGENDA: Analysis and deliberation of the designation of Mr. Luis Emilio Moreno Sanchez to the position of Vice-Chairman Officer of MutilRetail Business.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the item comprised in the Agenda and decided as following, unanimously and without reservations:

5.1.      Analysis and deliberation of the designation of Mr. Luis Emilio Moreno Sanchez to the position of Vice-Chairman Officer of MultiRetail Business: after discussions, and according to the favorable recommendation of the Human Resources and Compensation Committee of the Company, Messrs. Members of the Board of Directors decided to approve, unanimously and without reservations, the designation of Mr. Luis Emilio Moreno Sanchez, Spanish, widower, business administrator, holder of the Passaport No. XDC112700, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Brigadeiro Luis Antônio, nº 3.142, Bairro Jardim Paulista, at the City of São Paulo, State of São Paulo, for the position of Vice-Chairman Officer of MultiRetail Business, whose term of office will be until April 24th, 2016.

5.1.1. Mr. Luis Emilio Moreno Sanchez, hereby designated, declared, under the penalties of the law, that he was not incurred in any of the crimes set forth in laws that restrict him from exercising commercial activities, being aware of the provision in article 147 of the Brazilian Corporations Law. Mr. Luis Emilio Moreno Sanchez will take office upon signature of the term of investiture recorded in the appropriate corporate books and only after obtaining foreign work authorization granted by the Ministry of Labor and Employment - MTE.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, January 26th, 2016. Signatures: Chairman: Mr. Arnaud Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana and Yves Desjacques. Also attended the meeting Mr. Luis Emilio Moreno Sanchez.

I certify, for due purposes, that this is an extract of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 29, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.